FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Resolutions adopted by the General Shareholders’ Meeting held on March 26, 2021

Item 1

MR. JAIME PÉREZ RENOVALES, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That at the General Shareholders’ Meeting of this entity, validly held on 26 March 2021, the following resolutions were passed:

“ITEM ONE

One A.-	To approve the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) and the directors’ reports of Banco Santander, S.A. and of its consolidated Group, all for the year ended 31 December 2020, all drawn up in eXtensible HyperText Markup Language (XHTML) electronic format, with the consolidated financial statements tagged using the eXtensible Business Reporting Language (XBRL) standard, in accordance with the provisions of Directive 2004/109/EC and Delegated Regulation (EU) 2019/815.

One B.-	To approve the consolidated statement of non-financial information for the financial year ended 31 December 2020, which is part of the consolidated directors’ report for said financial year (“Responsible Banking” chapter of the 2020 annual report).

One C.-	To approve the corporate management for financial year 2020.

ITEM TWO

To approve the application of results obtained by the Bank in financial year 2020, consisting of losses of 3,557,057,908 euros, to be charged against:

(i)

the share premium reserve account to the extent by which said charge against the share premium reserve account is approved by the European Central Bank under articles 77 and 78 of Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013; and

(ii)	the voluntary reserve account, in the amount by which said losses are not applied in accordance with paragraph (i) above.

ITEM THREE

Proposals:

Three A.-	To set the number of directors at 15, which is within the maximum and the minimum established by the Bylaws.

Three B.-	To ratify the appointment of Ms Gina Lorenza Díez Barroso as a director, whose appointment was approved by the board at its meeting of 22 December 2020, with the classification of independent director.

With regard to the annual renewal of one-third of the board positions as provided by article 55 of the Bylaws, to re-elect the following persons for a new three-year period:

Three C.-	To re-elect Ms Homaira Akbari as a director, with the classification of independent director.

Three D.-	To re-elect Mr Álvaro Antonio Cardoso de Souza as a director, with the classification of independent director.

Three E.-	To re-elect Mr Javier Botín-Sanz de Sautuola y O´Shea as a director, with the classification of external director.

Three F.-	To re-elect Mr Ramiro Mato García-Ansorena as a director, with the classification of independent director.

Three G.-	To re-elect Mr Bruce Carnegie-Brown as a director, with the classification of independent director.

ITEM FOUR

For the verification of the annual accounts and of the directors’ report of the Bank and of the consolidated Group corresponding to financial year 2021, to re-elect PricewaterhouseCoopers Auditores, S.L., with registered office in Madrid, at Paseo de la Castellana, nº 259 B, with Tax ID Code B-79031290 and registered in the Official Registry of Auditors of Accounts (Registro Oficial de Auditores de Cuentas) of the Accounting and Audit of Accounts Institute (Instituto de Contabilidad y Auditoría de Cuentas) of the Ministry for Economy and Business with number S0242, as external auditor.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

ITEM FIVE

Five A

As regards the bylaw provisions regarding the issue of debentures by the Company, it is hereby resolved to include the following amendments to the Bylaws:

(i)	To amend article 18 of the Bylaws, which shall hereafter read as follows:

“Article 18. Convertible debentures

1.	Convertible debentures may be issued at a fixed (determined or determinable) or variable exchange ratio.

2.	The pre-emptive rights of the shareholders in connection with the issuance of convertible debentures may be excluded as provided by law.

3.

The shareholders acting at a general shareholders’ meeting may delegate to the board of directors the power to issue convertible debentures, including, if applicable, the power to exclude preemptive rights. The board of directors may make use of this delegation on one or more occasions within a maximum period of five years. The shareholders acting at a general shareholders’ meeting may also authorize the board of directors to determine the time when the issuance approved is to be carried out and to set the other terms not specified in the resolution of the shareholders.”

(ii)

To amend paragraph (v) of section 2 of article 20 of the Bylaws, without changing the other sections and paragraphs of said article (without prejudice to the proposal made under item Five B), such that paragraph (v) of section 2 of article 20 shall hereafter read as follows:

“(v)

To adopt resolutions on the issuance of debentures or other fixed-income securities that are convertible into shares of the Company, any capital increase or reduction, the transformation, merger or split off, the overall assignment of assets and liabilities, the relocation of the registered office abroad and the dissolution of the Company and, in general, any amendment of the bylaws, except when the law assigns such power to the directors with respect to any of the aforementioned matters;”

Five B

As regards the bylaw provisions concerning the compensation linked to the shares of the Company, it is hereby resolved to amend paragraph (x) of section 2 of article 20 of the Bylaws, without changing the other sections and paragraphs of said article (without prejudice to the proposal made under item Five A), such that paragraph (x) of section 2 of article 20 shall hereafter read as follows:

“(x)

To approve the director remuneration policy as provided by law and to decide on the application of compensation systems consisting of the delivery of shares or rights thereto, as well as any other compensation system referenced to the value of the shares, when the beneficiaries of such compensation systems are directors of the Bank;”

Five C

As regards the bylaw provisions concerning the remote participation of the shareholders in the general meeting prior to the holding thereof, it is hereby resolved to include the following amendments to the Bylaws:

(i)	To amend section 6 of article 27 of the Bylaws, without changing the other sections of such article, such that said section 6 of article 27 shall hereafter read as follows:

“6.

In order to be valid, a proxy granted or notified by any of the foregoing means of remote communication must be received by the Company before midnight of the third working day prior to the date the shareholders’ meeting is to be held on first call, with working days being understood as Monday to Friday on days that are not public holidays at the place of the registered office. In the resolution approving the call to the meeting in question, the board of directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting. Pursuant to the provisions of Article 34.5 below, the board may further develop the foregoing provisions regarding proxies granted by remote means of communication.”

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(ii)

To amend section 2 of article 34 of the Bylaws, without changing the other sections of such article (without prejudice to the proposal made under item Five D), such that said section 2 of article 34 shall hereafter read as follows:

“2.

In order to be valid, a vote cast by any of the aforementioned means must be received by the Company before midnight on the third working day prior to the date the shareholders’ meeting is to be held on first call, with working days being understood as Monday to Friday on days that are not public holidays at the place of the registered office. Otherwise, the vote shall be deemed not to have been cast. The board of directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting.”

Five D

As regards the bylaw provisions regarding attendance at the meeting by remote means and the call to and holding of meetings exclusively by remote means, it is hereby resolved to include the following amendments to the Bylaws:

(i)	To eliminate section 6 of article 34 of the Bylaws, without changing the other sections of such article (without prejudice to the proposal made under item Five B).

(ii)	To insert after article 34 a new article 34 bis in the Bylaws, which shall read as follows:

“Article 34 bis. Remote shareholders’ meeting

1.

Attendance at the shareholders’ meeting by remote and simultaneous means and the casting of a remote electronic vote during the meeting shall be governed by the rules and regulations for the general meeting.

The rules and regulations for the general meeting may give the board of directors the power to set regulations regarding all required procedural aspects, including, among other issues, how early a shareholder must connect in order to be deemed present, the procedure and rules applicable for shareholders attending remotely to exercise their rights, the length of the period, if any, prior to the meeting within which those who will attend remotely must send their presentations and proposed resolutions, the identification that may be required of such remote attendees, and their impact on how the list of attendees is compiled, all in compliance with the law, the bylaws and the rules and regulations for the general shareholders’ meeting.

2.

In addition, when permitted by applicable legal provisions and subject to the conditions established therein, general shareholders’ meetings may be called to be held exclusively by remote means, without the physical attendance of shareholders or their representatives.

A meeting can be held exclusively by remote means only if the identity and standing of the shareholders and their representatives are duly guaranteed and if all attendees are able to participate effectively in the meeting by the remote means of communication allowed by applicable legal provisions from time to time in effect, both to exercise in real time their rights to make presentations, receive information, make proposals and vote, as well as to follow the presentations of the other attendees by the means made available, based on the state of the art and the Company’s circumstances, particularly the number of shareholders. The provisions of section 1 above shall also apply. The members of the board of directors may attend the meeting by remote connection or, as the case may be, from the actual place where it is broadcast.

The announcement of the call to meeting shall state the reasons for holding the meeting exclusively by remote means and shall describe the steps and procedures to register and to prepare the list of attendees, for the attendees to exercise their rights, and for the proceedings of the meeting to be accurately reflected in the minutes.

3.

Replies to shareholders or their representatives attending the meeting through real-time remote means of communication who exercise their right to request information during the meeting shall be provided during the meeting, unless it is not possible to do so at that time, in which case the directors shall be required to provide the information requested in writing within seven days of the close of the meeting. In the latter case, the answers provided shall be published on the corporate website.”

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

ITEM SIX

Item Six A

In relation to article 2 of the Rules and Regulations for the General Shareholders’ Meeting, regarding matters within the purview of the shareholders acting at the General Shareholders’ Meeting, as regard to the bylaw provisions relating to the issuance of debentures by the Company, it is hereby resolved to amend subsection VI of section 2, without changing the other sections and subsections of such article (without prejudice to the proposal made under item Six B), such that said subsection VI of section 2 shall hereafter read as follows:

“VI. Resolutions on the issuance of debentures or other fixed-income securities that are convertible into shares of the Company, any capital increase or decrease, the transformation, merger or split-off, the overall assignment of assets and liabilities, the relocation of the registered office abroad and the dissolution of the Company and, in general, any amendment to the Company’s Bylaws, unless the Law assigns power to the directors regarding any of the foregoing matters.”

Item Six B

In relation to article 2 of the Rules and Regulations for the General Shareholders’ Meeting, regarding matters within the purview of the shareholders acting at the General Shareholders’ Meeting, as regard to the bylaw provisions relating to the compensation linked to shares of the Company, it is hereby resolved to amend subsection XII of section 2, without changing the other sections and subsections of such article (without prejudice to the proposal made under item Six A), such that said subsection XII of section 2 shall hereafter read as follows:

“XII.

Approving the director remuneration policy as provided by Law and deciding on the application of consistent compensation systems for the delivery of shares or rights thereto, as well as any other compensation system referencing the value of the shares, when the beneficiaries of such compensation systems are directors of the Bank.”

Item Six C

In relation to article 8 of the Rules and Regulations for the General Shareholders’ Meeting, regarding proxies granted by shareholders prior to the holding of a general meeting, it is hereby resolved to amend the text thereof, such that article 8 shall hereafter read as follows:

“Article 8. Proxies

Without prejudice to the provisions of the Bylaws, the right to attend the General Shareholders’ Meeting may be delegated to any individual or legal person. Individual shareholders not enjoying full rights under civil law, and legal entities holding shares, may be represented by legal representatives who have been duly verified. In such cases, as well as in the event a shareholder delegates his right to attend, no shareholder may have more than one representative at the Shareholders’ Meeting, except as provided in article 22.

Proxy representation conferred upon one who is legally ineligible to hold such proxy shall be null and void. A proxy is always revocable. Attendance at the Shareholders’ Meeting, whether physically or by casting a distance vote, shall be equivalent to the revocation of such proxy, regardless of the date thereof. A proxy shall also be rendered void by any transfer of shares of which the Company becomes aware.

In cases where the directors of the Company make a public solicitation for proxies, the rules contained in the Spanish Capital Corporations Law and rules and regulations further elaborating upon the provisions thereof shall apply. In particular, the document evidencing the proxy must contain or attach the agenda, as well as the solicitation of instructions for the exercise of voting rights and the way in which the proxy-holder will vote in the event that specific instructions are not given, subject in all cases to the provisions of Law.

The delegation may also include those matters that the law allows to be dealt with at the General Shareholders’ Meeting even when not provided for in the agenda. If the delegation does not include them, it shall be understood that the shareholder represented instructs his representative to abstain from voting on those items.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Without prejudice to the provisions of Section 187 of the Spanish Capital Corporations Law, proxies shall be conferred pursuant to the provisions of Sections 184.2 and 522 et seq. thereof.

When a proxy is granted by remote means of communication, it shall only be deemed valid if the grant is made:

a)

by hand-delivery or postal correspondence, sending the Company the duly signed attendance card and proxy, or by other written means that, in the judgment of the Board of Directors recorded in a resolution adopted for such purpose, allows for due confirmation of the identity of the shareholder granting the proxy and of the representative being appointed, or

b)

by electronic correspondence or communication with the Company, including an electronic copy of the attendance card and the proxy; such electronic copy shall specify the representation being granted and the identity of the party represented, and shall include the digital signature or other form of identification of the shareholder being represented, in accordance with the conditions set by the Board of Directors recorded in a resolution adopted for such purpose, to ensure that this system of representation includes adequate assurances regarding authenticity and the identity of the shareholder represented. Electronic correspondence or communication may include telephone communication, when the corresponding announcement of the call to meeting provides so.

In order to be valid, a proxy granted by any of the foregoing means of remote communication must be received by the Company before midnight of the third working day prior to the date the Shareholders’ Meeting is to be held on first call, with working days being understood as Monday to Friday on days that are not public holidays at the place of the registered office. In the resolution approving the call to the Shareholders’ Meeting in question, the Board of Directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting.

Pursuant to the provisions of Article 34.5 of the Bylaws and 20.4 of these Rules and Regulations, the Board may also expand upon the foregoing provisions regarding proxies granted by remote means of communication.”

Item Six D

In relation to article 20 of the Rules and Regulations for the General Shareholders’ Meeting, regarding voting by distance means of communication, it is hereby resolved to amend section 1, without changing the other sections of such article, such that section 1 of article 20 shall hereafter read as follows:

“1.	Shareholders having the right to attend the Meeting may cast their vote regarding proposals relating to the items included in the agenda of any General Shareholders’ Meeting by the following means:

a)

hand-delivery or postal correspondence, sending the Company the duly signed attendance card and ballot (together with the ballot form provided by the Company, if any), or other written means that, in the judgment of the Board of Directors recorded in a resolution adopted for such purpose, allows for due verification of the identity of the shareholder exercising his voting rights, or

b)

electronic correspondence or communication with the Company, including an electronic copy of the attendance card and ballot (together with the ballot form provided by the Company, if any); such electronic copy shall include the digital signature or other form of identification of the shareholder, in accordance with the conditions set by the Board of Directors recorded in a resolution adopted for such purpose, to ensure that this system of voting includes adequate assurances regarding authenticity and the identity of the shareholder exercising his vote. Electronic correspondence or communication may include telephone communication, when the corresponding announcement of the call to meeting provides so.

In order to be valid, a vote cast by any of the foregoing means must be received by the Company before midnight of the third working day prior to the date the Shareholders’ Meeting is to be held on first call, with working days being understood as Monday to Friday on days that are not public holidays at the place of the registered office. In the resolution approving the call to the Shareholders’ Meeting in question, the Board of Directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting.”

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Item Six E

In relation to article 26 of the Rules and Regulations for the General Shareholders’ Meeting, regarding the publication of resolutions approved by the shareholders at a general shareholders’ meeting, it is hereby resolved to amend the text thereof such that it shall hereafter read as follows:

“Article 26. Publication of Resolutions

Without prejudice to registration with the Commercial Registry of recordable resolutions and applicable legal provisions regarding the publication of corporate resolutions, the same day the Shareholders’ Meeting is held or the next business day, the Company shall send the text of the approved resolutions to the National Securities Market Commission, by means of a timely notice. The approved resolutions and the result of the votes shall also be accessible through the website of the Company within five days of the end of the General Shareholders’ Meeting. In addition, at the request of any shareholder or their representative at the General Shareholders’ Meeting, the Secretary shall issue a certification of the resolutions or of the notarial minutes.”

ITEM SEVEN

I) To rescind and deprive of effect, to the extent unused, resolution Eight II) approved at the ordinary general shareholders’ meeting of 3 April 2020.

II) To authorise the board of directors such that, in accordance with the general rules and regulations on the issuance of debentures and pursuant to the provisions of article 319 of the Regulations of the Commercial Registry, it may issue, on one or more occasions, up to 50,000 million euros, or the equivalent thereof in another currency, in fixed-income securities in any of the forms admitted by Law, including bonds, certificates (cédulas), promissory notes, debentures and preferred interests (participaciones preferentes) or debt instruments of a similar nature (including warrants payable by physical delivery or set-off). This power may be exercised by the board of directors within a maximum period of five years from the date of adoption of this resolution by the shareholders, at the end of which period it shall be cancelled to the extent of the unused amount.

In the exercise of the delegated powers granted herein, and by way of example and not of limitation, the board of directors shall be responsible for determining the amount of each issue, always within the stated overall quantitative limit; the place of issue (in Spain or abroad) and the currency, and in the case of foreign currency, the equivalence thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), preferred interests (participaciones preferentes) or any other denomination permitted by Law (including equity instruments among those contemplated by articles 51 to 55 or 62 to 65 of Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms, or of any other type or origin; the issuance date(s); the possibility of the securities being totally or partially exchanged for shares or other existing securities of the Bank or of other entities (and if they are exchangeable, whether they are mandatorily, contingently or voluntarily exchangeable, and if voluntarily, whether at the option of the holder of the securities or the issuer) or the inclusion of a call option on such shares; the interest rate, dates and procedures for payment of the coupon; whether they are to be callable or not, with or without return of the principal and, if applicable, the redemption periods and events of redemption (in whole or in part), as well as, if applicable, whether they are to be mandatorily callable with or without return of the principal and interest, including contingently, and any events of return of principal; whether the issuance is with or without a maturity date and, in the former case, the maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof; the subscription procedure; the applicable law, whether domestic or foreign; the application, if any, for admission to trading on regulated or unregulated, organised or unorganised, domestic or foreign markets of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance, and, if applicable, appointing the Examiner (Comisario) and approving the basic rules that are to govern the legal relations between the Bank and the syndicate, if any and allowed, of holders of the securities that are issued.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The delegation also includes the grant to the board of directors of the power, in each case, to decide the conditions for repayment of the fixed-income securities issued in reliance on this authorisation, and the power to use, to the extent applicable, the redemption means referred to in section 430 of the Spanish Capital Corporations Law or any other means that may be appropriate. In addition, the board of directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained, as well as, if required, approval at the Meetings of the respective syndicates or bodies representing the holders of the securities, to modify the conditions for repayment of the fixed-income securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.

As to the limits on the delegation, the aforementioned amount of 50,000 million euros is the maximum overall limit that may be reached at any time by the outstanding nominal balance of the promissory notes or similar securities issued, added to the nominal amount issued of other securities also issued under this authorisation granted to the board of directors. In the case of warrants, the sum of the premiums of the warrants from each issuance approved in accordance with this delegation shall be taken into account for the calculation of the above-mentioned limit (or in the case of warrants payable by physical delivery, the sum of premiums and exercise prices).

The board of directors is authorised to delegate in turn (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

ITEM EIGHT

To approve, pursuant to the provisions of section 529 novodecies of the Spanish Capital Corporations Law (Ley de Sociedades de Capital), the director remuneration policy of Banco Santander, S.A. for financial years 2021, 2022 and 2023, the text of which has been made available to the shareholders within the framework of the call to the general meeting, which appears in section 6.4 of the “Corporate governance” chapter of the consolidated directors’ report included in the 2020 annual report and which, regarding the variable components of the remuneration of executive directors for 2021 and to the extent that they make up a remuneration system that includes the delivery of shares of the Bank or of rights thereto, is also submitted to the shareholders at the general shareholders’ meeting under Items Eleven A and, if appropriate, Eleven C.

ITEM NINE

To approve, for purposes of the provisions of section 2 of article 58 of the Bylaws, the fixed annual amount of remuneration of the directors acting as such at 6,000,000 euros, which amount shall be applicable to remuneration corresponding to financial year 2021 and shall remain effective for so long as the shareholders acting at a general shareholders’ meeting do not resolve to amend it, the board of directors being able to reduce it on the terms established in the aforementioned provision of the Bylaws.

ITEM TEN

To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration of the executive directors and of certain employees belonging to categories with professional activities that have a material impact on the risk profile of the Group upon the terms set forth below:

(i)

Number of affected persons: certain members of the Identified Staff (1,002 at 31 December 2020, as itemised in the Exhibit to the detailed recommendation prepared by the board of directors), and up to 50 additional beneficiaries, up to a total maximum of 1,052 persons.

The beneficiaries of this resolution include the executive directors of Banco Santander and other employees of Banco Santander or other companies of the Group belonging to the “Identified Staff” or “Material Risk Takers”, i.e. to categories with professional activities that have a material impact on the risk profile of the Bank or of the Group, including senior executives, risk-taking employees or employees engaged in control functions, as well as other workers whose total remuneration places them within the same remuneration bracket as that of the foregoing categories. However, it is noted that the categories of personnel who engage in control duties are generally excluded from the scope of this resolution. The members of the Identified Staff have been selected pursuant to the standards established in Commission Delegated Regulation (EU) No 604/2014 of 4 March 2014, supplementing Directive 2013/36/EU of the European Parliament and of the Council with regard to regulatory technical standards with respect to qualitative and appropriate quantitative criteria to identify the categories of staff whose professional activities have a material impact on an

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

institution’s risk profile and those of the policy for determining the Group’s Identified Staff. Likewise, the amendments that would derive from the final draft of the “Draft regulatory technical standards on criteria to define managerial responsibility and control functions, a material business unit and a significant impact on its risk profile, and categories of staff whose professional activities have a material impact on an institution’s risk profile” published by the European Banking Authority (EBA) on 18 June 2020 have also been taken into account for these purposes.

(ii)	Authorisation.

Without prejudice to the general provisions set forth in item Twelve or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the content hereof and that of the agreements and other documents to be used or adapted for such purpose. Specifically, and merely by way of example, the board of directors shall have the following powers:

(a)

To determine any modifications that should be made in the group of Identified Staff members that benefit from the resolution, within the maximum limit established by the shareholders at the general meeting, as well as the composition and amount of the fixed and variable components of the total remuneration of said persons.

(b)	To approve the basic contents of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(c)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with the European Central Bank, Banco de España or any other public or private entity.

(d)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(e)

To interpret the foregoing resolutions, with powers to adapt them to the circumstances that may arise at any time without affecting their basic content, including any regulations or provisions or supervisory body recommendations that may prevent their implementation upon the terms approved or that require the adjustment thereof.

(f)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors is authorised to delegate (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

The Company shall communicate the approval of this resolution to all Group companies engaging executives or employees belonging to the Identified Staff and who are beneficiaries of this resolution, without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the remuneration policy with respect to those executives and employees and, if applicable, to adjust such policy to regulations or to the requirements of competent authorities in the respective jurisdiction, as well as to comply with the obligations that bind them for such purpose.

ITEM ELEVEN

Item Eleven A

Deferred Multiyear Objectives Variable Remuneration Plan

To approve the implementation of the sixth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or rights thereon, which has been approved by the board of directors on the terms and conditions described below:

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

I.	Purpose and Beneficiaries

The sixth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan will be implemented in connection with the variable remuneration or award (hereinafter, “Award A”) for financial year 2021 that is approved by the board of directors or the appropriate body in each case, for executive directors of Banco Santander, senior management, country heads, other key executives from the main countries in which the Group operates and, in general, the Faro executives of the Group, all of them belonging to the “Identified Staff” or “Material Risk Takers” (i.e. to categories of staff whose professional activities have a material impact on the risk profile of the institution or its Group in accordance with section 32.1 of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, and the regulations in implementation thereof).

The number of beneficiaries of Award A is expected to be 300 persons, though this resolution does not affect those persons whose Award A is not paid, either in whole or in part, in shares or similar instruments of Banco Santander, but rather in shares or similar instruments of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this resolution may change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Santander Group) or exclusions, without changing the maximum total number of shares authorised to be delivered at any time.

The purpose of this sixth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan is (a) to defer a portion of Award A over a period of three to five years, depending on the beneficiary, subject to the non-occurrence of certain circumstances, (b) in turn, to link a portion of such amount to the performance of the Bank over a multiyear period, (c) for its payment, if applicable, in cash and in Santander shares, and (d) also paying the other portion of such variable remuneration, in cash and in Santander shares at the outset, all in accordance with the rules set forth below.

II. Operation

Award A of the beneficiaries for financial year 2021 will be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage”, to identify the portion for which payment is not deferred, and the “Deferred Percentage”, to identify the portion for which payment is deferred):

	Immediate Payment Percentage	Deferred Percentage (*)	Deferral Period (*)	Deferred Portion Subject to Objectives (*)
Executive directors and members of the Identified Staff whose total target(**) variable remuneration is ≥ €2.7 mill. (***)	40%	60%	5 years	Last 3 years (3/5 of Deferred Percentage)
Senior management, country heads of countries representing at least 1% of the Group’s financial capital and other Faro executives whose total target variable remuneration(**) is ≥ €1.7 mill. (< €2.7 mill.). (***)	50%	50%	5 years	Last 3 years (3/5 of Deferred Percentage)
Rest of Faro executives who are beneficiaries of Award A (***)	60%	40%	3 years	Last year (1/3 of Deferred Percentage)

(*)

In certain countries, the deferred percentage and the deferral period may be different to comply with applicable local regulations or with the requirements of the competent authority in each case. Likewise, the deferred portion subject to objectives may apply to years that are not the last years, but not before the third year.

(**)	Benchmark variable remuneration for standard achievement (100% of objectives).
(***)

The average closing exchange rates for the fifteen trading days prior to Friday, exclusive, of the week prior to the date on which the board of directors approved the variable remuneration of the executive directors of the Bank for financial year 2020 (2 February 2021), shall be used to assign a beneficiary to the corresponding category for variable remuneration not denominated in euros.

Taking the foregoing into account, Award A for financial year 2021 will be paid as follows:

(i)

Each beneficiary will receive in 2022, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (after applying the corresponding withholdings or payments on account), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(ii)

Payment of the Deferred Percentage of Award A applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 or 5 years (the “Deferral Period”) and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2023, 2024 and 2025 and, if applicable, 2026 and 2027 (the “Anniversaries”), provided that the conditions described below are met.

(iii)	The deferred portion will be divided into thirds or fifths (each one, an “Annual Payment”), which will determine the maximum amount to be paid, if applicable, on each of the Anniversaries.

(iv)	Each of the payments to be made on the Anniversaries will be made 50% in cash and the other 50% in Santander shares, after applying any withholding or payment on account applicable at any time.

(v)

The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iv) above may not directly or indirectly hedge them before delivery thereof. They may likewise not transfer them or directly or indirectly hedge the shares for one year as from the delivery thereof. Furthermore, pursuant to the Group’s share holding policy, the executive directors of Banco Santander may not transfer Santander shares that they receive pursuant to paragraphs (i) to (iv) above for three years from the date of delivery thereof, unless the director holds an amount in Santander shares equal to two times the director’s annual fixed remuneration.

(vi)

On occasion of each payment of the deferred amount in cash, and subject to the same requirements, the beneficiary may be paid an amount in cash that offsets the effect of inflation on said deferred amount in cash.

In addition to continuity of the beneficiary within the Santander Group1, the accrual of all Annual Payments is subject to none of the circumstances giving rise to the application of malus provisions as set out in the malus and clawback chapter of the Group’s remuneration policy having occurred during the period prior to each of the deliveries. Likewise, amounts of Award A already paid shall be subject to possible clawback by the Bank in the instances and for the period described in said policy, all upon the terms and conditions set forth therein.

The application of malus and clawback provisions is triggered in those events in which there is a deficient financial performance of the entity as a whole or of a specific division or area thereof or of exposures generated by the staff, and which must take into account at least the following factors:

(i)	Significant failures in risk management committed by the entity or by a business or risk control unit.

(ii)	An increase in the capital needs of the entity or a business unit that was not expected at the time the exposures were generated.

[1]

When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred, as well as any amounts arising from the inflation adjustment of deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give any right to receive the deferred amount in advance, except where necessary to comply with mandatory regulations or, where appropriate, to avoid a conflict of interest. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(iii)	Regulatory sanctions or court sentences for facts that might be attributable to the unit or to the staff responsible for them. Also a breach of the entity’s internal codes of conduct.

(iv)

Improper conduct, whether individual or collective. Negative effects from the sale of unsuitable products and the responsibility of the persons or bodies making such decision shall be especially considered.

The individual policies of each country may also include any other standard required by legal provisions or by local regulators.

Additionally, the accrual of the third and, if applicable, fourth and fifth Annual Payments (these Annual Payments, together, the “Deferred Portion Subject to Objectives”) is subject to the achievement of certain targets referring to the 2021-2023 period (the “Multiyear Objectives”) and to the metrics and achievement scales associated with such Multiyear Objectives, which are those set forth below:

(a)

Achievement of the underlying consolidated earnings-per-share (“EPS”) growth target of Banco Santander for 2023 compared to 2020[2]. The coefficient corresponding to this target (the “EPS Coefficient”) will be obtained from the following table:

EPS growth in 2023 (% over 2020)	EPS Coefficient
≥ 125%	1.5
≥ 100% but < 125%	1 – 1.5	(*)
≥ 70% but < 100%	0 – 1	(*)
< 70%	0

(*)	Straight-line increase in EPS Coefficient based on the specific percentage of growth of 2023 EPS with respect to 2020 EPS within this bracket of the scale.

(b)	Relative performance of total shareholder return (“TSR”) of the Bank for the 2021-2023 period compared to the TSRs of a peer group of 9 credit institutions.

For these purposes:

•

“TSR” means the difference (expressed as a percentage) between the final value of an investment in ordinary shares of Banco Santander and the initial value of that investment, taking into account that for the calculation of such final value, dividends or other similar items (such as the Santander Dividendo Elección scrip dividend scheme) received by the shareholder due to such investment during the corresponding period of time will be considered as if they had been invested in more shares of the same class on the first date on which the dividend or similar item is owed to the shareholders and at the average weighted listing price on said date. To calculate TSR, the average weighted daily volume of the average weighted listing prices corresponding to the fifteen trading sessions prior to 1 January 2021 (excluded) (for the calculation of the initial value) and of the fifteen trading sessions prior to 1 January 2024 (excluded) (for the calculation of the final value) will be taken into account.

•	“Peer Group” means the group made up of the following 9 financial institutions: BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotiabank and Unicredit.

For this TSR metric, the following achievement scale is established:

TSR position of Santander	“TSR Coefficient”
Exceeding percentile 66	1
Between percentiles 33 and 66 (both inclusive)	0 – 1	(*)

[2]

The EPS’ growth target is notably higher than in previous financial years, as the base value, which is the 2020 EPS, has significantly decreased as a result of extraordinary circumstances that are beyond the group’s management, as is the crisis caused by the covid-19 pandemic. This is why such ambitious targets have been set for the coming years.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

TSR position of Santander	“TSR Coefficient”
Below percentile 33	0

(*)	Proportional increase in TSR Coefficient according to the number of positions moved up in the ranking within this bracket of the scale.

(c)

Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target of the Santander Group for financial year 2023. The coefficient corresponding to this target (the “CET1 Coefficient”) will be obtained from the following table:

CET1 in 2023	CET1 Coefficient
≥12%	1
≥11% but <12%	0 - 1	(*)
<11%	0

(*)	Straight-line increase in CET1 Coefficient based on 2023’s CET1 within this bracket of the scale.

In order to verify if this target has been met, any potential increase in CET1 deriving from share capital increases (other than those implemented under the Santander Dividendo Elección scrip dividend scheme) will be disregarded. Moreover, the CET1 ratio at 31 December 2023 may be adjusted to remove the effects of any regulatory change to its calculation rules or any extraordinary circumstance (such as impairments, corporate transactions or restructuring procedures) that may arise in relation to its calculation until such date.

Thus, the following formula will be applied to determine the annual amount of the Deferred Portion Subject to Objectives, if any, for each beneficiary in financial years 2025 and, if applicable, 2026 and 2027 (each of these payments, a “Final Annual Payment”), without prejudice to any adjustments that may result from “bad actor” (malus) clauses:

Final Annual Payment = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)

where,

•	“Amt.” corresponds to a fifth or a third, as applicable based on the beneficiary’s profile (and therefore on the applicable deferral period of five or three years), of the Deferred Amount of Award A.

•	“A” is the EPS Coefficient according to the scale and terms and conditions in paragraph (a) above based on EPS growth in 2023 compared to 2020.

•	“B” is the TSR Coefficient according to the scale in paragraph (b) above based on the relative performance of the TSR of the Bank for the 2021-2023 period with respect to the Peer Group.

•	“C” is the CET1 Coefficient resulting from compliance with the CET1 target for 2023 described in paragraph (c) above.

•	Assuming in any case that if “(1/3 x A + 1/3 x B + 1/3 x C)” yields a figure greater than 1, 1 shall be applied as the multiplier.

III. Maximum Number of Shares to Be Delivered

The final number of shares delivered to each beneficiary, including both those for immediate payment and those for deferred payment, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings or payments on account), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors approves Award A for the executive directors of the Bank for financial year 2021 (hereinafter, the “2022 Listing Price”).

Taking into account that the board of directors has estimated that the maximum amount of Award A to be delivered in shares to the beneficiaries of the sixth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan will come to 147 million euros (the “Maximum Amount of Award A Distributable in

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Shares” or “MAAADS”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of Award A in Shares” or “LAAS”) will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

Included in the Maximum Amount of Award A Distributable in Shares is the estimated maximum amount of Award A to be delivered in shares to the executive directors of the Bank, which comes to 11.5 million euros (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”). The maximum number of Santander shares that may be delivered to the executive directors under this plan (the “Limit on Shares for Executive Directors” or “LSED”) will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

IV. Other rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

V. Authorisation

Without prejudice to the general provisions set forth in item Twelve or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve the basic content of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any public or private agency or entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be received by each of the beneficiaries of the plan to which this resolution refers, observing the established maximum limits.

(v)

To specify which executives or employees are beneficiaries of Award A and to determine the assignment of the beneficiaries of the plan to one category or another of those described in this resolution, without altering the maximum amount of Award A to be delivered in shares, except in the event that Faro executives or executives in a similar category initially assigned to the remuneration plan to which item Eleven B refers are finally assigned to this plan implementing Award A, in which case the board will be entitled to use for Award A the excess of the maximum amount set under item Eleven B (so that, altogether, the maximum amount set under items Eleven

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

A and Eleven B is under no circumstances exceeded). Likewise, the Limit of Award A in Shares shall be deemed to include the shares or equivalent instruments to be used for meeting the contractual remuneration commitments of the Bank or its subsidiaries with payment in shares or equivalent instruments of the Bank.

Additionally, the board of directors will be entitled to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions and shareholder distributions for so long as the shares are not delivered to the beneficiaries; and, in the event that the maximum amount distributable in shares to be delivered is exceeded in relation to any of the three groups to which the plan is directed, to authorise the deferral and payment of the excess in cash.

(vi)

Extend the deferral period in the jurisdiction or jurisdictions where so required and in respect of all or part of the beneficiaries of Award A in order to adapt to the applicable regulations in force at any given time or to the requirements of the competent authority, making such adjustments as may be necessary to adapt Award A to the new deferral period.

(vii)

To approve, where applicable, the engagement of one or more internationally recognised third parties to verify the achievement of the Multiyear Objectives. In particular, and merely by way of example, it may ask such third parties: to obtain, from appropriate sources, the data upon which the calculations of TSR are to be based; to perform the calculations of the TSR of the Bank and the TSRs of the entities within the Peer Group; to compare the Bank’s TSR with the TSRs of the entities within the Peer Group; to recalculate CET1 removing the effects of share capital increases and regulatory changes; and to provide advice on the decision as to how to act in the event of unexpected changes in the Peer Group that may require adjustments to the rules for comparison among them or on the amendment of the Peer Group in light of objective circumstances that justify such amendment (such as inorganic transactions or other extraordinary circumstances).

(viii)

To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares under the procedures that are established for the payment of taxes, or when so required for regulatory, tax, operational or contractual reasons. In addition, the board may adapt the aforementioned plan (including the adjustment or removal of any metrics and achievement scales for the Multiyear Objectives, the inclusion of additional targets for the delivery of any deferred amount of Award A or the increase of the Deferred Percentages or of the Deferral Period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(ix)

To adjust positively or negatively, following a proposal of the remuneration committee, the level of achievement of the Multiyear Objectives when inorganic transactions, material changes to the Group’s composition or size or other extraordinary circumstances (such as impairments, legal changes or restructuring procedures) have occurred which affect the suitability of the metric and achievement scale established in each case and resulting in an impact not related to the performance of the executive directors and executives being evaluated.

(x)

To develop and specify the conditions upon which the receipt by the beneficiaries of the corresponding shares or deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(xi)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

Furthermore and as regards matters that are or become part of its area of authority, the board of directors has the power to develop, amend, alter or adapt the terms and conditions of the sixth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan and of the other cycles of the referred plan that remain in force.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The board of directors is also authorised to delegate (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the variable remuneration policy, the plan and the cycles thereof with respect to their own executives and employees and, if applicable, to adjust them to regulations or to the requirements of competent authorities in the respective jurisdiction.

Eleven B

Deferred and Conditional Variable Remuneration Plan

To approve the implementation of the eleventh cycle of the Deferred and Conditional Variable Remuneration Plan, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon, which has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The eleventh cycle of the Deferred and Conditional Variable Remuneration Plan will be implemented with respect to the variable remuneration or award (hereinafter, “Award B”) to be approved by the board of directors, or by the appropriate body in each case, for financial year 2021 for categories of staff whose professional activities have a material impact on the risk profile of the institution or its Group (all of them together, the “Identified Staff” or “Material Risk Takers” and identified under section 32.1 of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, and the regulations in implementation thereof), or other persons included in this group under regulatory or corporate standards in a specific country, and who are not beneficiaries of the plan to which item Eleven A above refers.

The number of members of the Identified Staff who would be beneficiaries of this plan comes to approximately 1,200 persons, though this resolution does not affect those whose Award is not paid, either in whole or in part, in shares or similar instruments of Banco Santander, but rather in shares or similar instruments of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this resolution may change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Group) in or exclusions from the members of the Identified Staff that are beneficiaries of this plan, without changing the maximum total number of shares authorised to be delivered at any time.

The purpose of this eleventh cycle of the Deferred and Conditional Variable Remuneration Plan is to defer a portion of Award B for a period of three years (or five years in the case of beneficiaries with award levels comparable to those of certain categories of Award A) for its payment, if applicable, in cash and in Santander shares (subject to the non-occurrence of certain circumstances), also paying the other portion of such variable remuneration in cash and in Santander shares at the outset, all in accordance with the rules set forth below.

II.	Operation

Award B of the beneficiaries for financial year 2021 will be paid according to the following percentages, depending on the time of payment and the remuneration level of the beneficiary (the “Immediate Payment Percentage”, to identify the portion for which payment is not deferred, and the “Deferred Percentage”, to identify the portion for which payment is deferred):

	Immediate Payment Percentage	Deferred Percentage (*)	Deferral Period (*)
Beneficiaries of Award B whose total target variable remuneration(**) is ≥ €2.7 mill. (***)	40%	60%	5 years
Beneficiaries of Award B whose total target variable remuneration(**) is ≥ €1.7 mill. (< €2.7 mill.). (***)	50%	50%	5 years
Other beneficiaries of Award B. (***)	60%	40%	3 years

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(*)	In certain countries, the deferred percentage or the deferral period may be different to comply with applicable local regulations or with the requirements of the competent authority in each case.
(**)	Benchmark variable remuneration for standard achievement (100% of objectives).
(***)

The average closing exchange rates for the fifteen trading days prior to Friday, exclusive, of the week prior to the date on which the board of directors approved the variable remuneration of the executive directors of the Bank for financial year 2020 (2 February 2021), shall be used to assign a beneficiary to the corresponding category for variable remuneration not denominated in euros.

Taking the foregoing into account, Award B for financial year 2021 will be paid as follows:

(i)

Each beneficiary will receive the Immediate Payment Percentage of Award B in 2022, in halves and net of taxes (after applying the corresponding withholdings or payments on account), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which said percentage of Award B is paid).

(ii)

Payment of the Deferred Percentage of Award B will be deferred over a period of 3 or 5 years (the “Deferral Period”) and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2023, 2024, 2025 and, if applicable, 2026 and 2027 (the “Anniversaries”), provided that the conditions described below are met.

(iii)	The deferred portion will be divided into thirds or fifths (each one, an “Annual Payment”), which will determine the maximum amount to be paid, if applicable, on each of the Anniversaries.

(iv)

Each of the payments that are to be made on the Anniversaries will be made 50% in cash and the other 50% in Santander shares, after applying any withholding or payment on account applicable at any time.

(v)

The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iv) above may not directly or indirectly hedge such shares before the delivery thereof. They may likewise not transfer them or directly or indirectly hedge the shares for one year as from the delivery thereof.

(vi)

On occasion of each payment of the deferred amount in cash, and subject to the same requirements, the beneficiary may be paid an amount in cash that offsets the effect of inflation on said deferred amount in cash.

In addition to continuity of the beneficiary within the Santander Group,1 the accrual of all Annual Payments is subject to none of the circumstances giving rise to the application of malus provisions as set out in the malus and clawback chapter of the Group’s remuneration policy having occurred during the period prior to each of the deliveries. Likewise, amounts of Award B already paid shall be subject to possible clawback by the Bank in the instances and for the period described in said policy, all upon the terms and conditions set forth therein.

[1]

When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred, as well as any amounts arising from the inflation adjustment of deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give any right to receive the deferred amount in advance, except where necessary to comply with mandatory regulations or, where appropriate, to avoid a conflict of interest. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The application of malus and clawback provisions is triggered in those events in which there is a deficient financial performance of the entity as a whole or of a specific division or area thereof or of exposures generated by the staff, and which must take into account at least the following factors:

(i)	Significant failures in risk management committed by the entity or by a business or risk control unit.

(ii)	An increase in the capital needs of the entity or a business unit that was not expected at the time the exposures were generated.

(iii)	Regulatory sanctions or court sentences for facts that might be attributable to the unit or to the staff responsible for them. Also a breach of the entity’s internal codes of conduct.

(iv)

Improper conduct, whether individual or collective. Negative effects from the sale of unsuitable products and the responsibility of the persons or bodies making such decision shall be especially considered.

The individual policies of each country may also include any other standard required by legal provisions or by local regulators.

If the foregoing requirements are met on each Anniversary, the beneficiaries shall receive the cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth Anniversary.

III.	Maximum Number of Shares to Be Delivered

The final number of shares delivered to each beneficiary, including both those for immediate payment and those for deferred payment, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings or payments on account), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors approves Award A for the executive directors of the Bank for financial year 2021 (hereinafter, the “2022 Listing Price”).

Taking into account that the board of directors has estimated that the maximum amount of Award B to be delivered in shares to the beneficiaries of the tenth cycle of the Deferred and Conditional Variable Remuneration Plan comes to 187 million euros (the “Maximum Amount of Award B Distributable in Shares” or “MAABDS”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of Award B in Shares” or “LABS”) will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

IV.	Other rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

V.	Authorisation

Without prejudice to the general provisions set forth in item Twelve or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve the basic content of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any public or private agency or entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be received by each of the beneficiaries of the plan to which this resolution refers, observing the established maximum limits.

(v)

Without altering the maximum amount of Award B to be delivered in shares, to specify which executives or employees are beneficiaries of the plan; to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions and shareholder distributions for so long as the shares are not delivered to the beneficiaries; and, in the event that the maximum amount distributable in shares to be delivered to the beneficiaries of the plan is exceeded, to authorise the deferral and payment of the excess in cash.

(vi)

Extend the deferral period in the jurisdiction or jurisdictions where so required and in respect of all or part of the beneficiaries of Award B in order to adapt to the applicable regulations in force at any given time or to the requirements of the competent authority, making such adjustments as may be necessary to adapt Award B to the new deferral period.

(vii)

To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares under the procedures that are established for the payment of taxes, or when so required for regulatory, tax, operational or contractual reasons. In addition, the board may adapt the aforementioned plan (including the introduction of new conditions for the delivery of any deferred amount of Award B or the amendment of existing conditions and, if applicable, the increase of the deferred percentages or the deferral period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(viii)

To develop and specify the conditions upon which the receipt by the beneficiaries of the corresponding shares or deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(ix)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

Furthermore and as regards matters that are or become part of its area of authority, the board of directors has the power to develop, amend, alter or adapt the terms and conditions of the eleventh cycle of the Deferred and Conditional Variable Remuneration Plan and of the other cycles of the referred plan that remain in force.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The board of directors is also authorised to delegate (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the variable remuneration policy, the plan and the cycles thereof with respect to their own executives and employees and, if applicable, to adjust them to regulations or to the requirements of competent authorities in the respective jurisdiction.

Eleven C

Digital Transformation Award

The Digital Transformation Award for 2021 (the “Digital Award”) is a remuneration system that includes the delivery of shares and share options of the Bank that has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The Digital Award will be implemented in connection with the variable remuneration policy for financial year 2021, and the specific award will be approved by the board of directors or the appropriate body as detailed below.

The purpose of the Digital Award is to attract and retain talent that will advance, accelerate and deepen the digital transformation of the Santander Group. With this programme, the Santander Group offers a remuneration element that is competitive with remuneration systems being offered by other market players competing for digital talent.

The number of beneficiaries of the Digital Award is limited to a maximum of 250 persons, and the total amount of the award is limited to €30 million. The beneficiaries will be nominated by senior management of the Santander Group. Subsequently, nominations will be reviewed and finally approved by the remuneration committee or the board of directors, as appropriate. Notwithstanding the above, the inclusion of beneficiaries (through promotion, mobility or hiring at the Group) may be approved at any given time, without in any event changing the authorised maximum number of shares or share options to be delivered.

II.	Operation

The qualifier for the Digital Award is meeting important milestones that are aligned with the Group´s digital roadmap and determined by the board of directors, taking into account the digitalisation strategy of the Group.

The accrual of the Digital Award is subject to the Santander Group’s ability to achieve key milestones in the digital transformation of the Bank, supporting its evolution to be the best open and responsible global financial services platform. These milestones and the metrics to evaluate the level of achievement thereof will be approved by the board of directors upon a proposal from the remuneration committee at the beginning of each financial year. Specifically, in 2021 and regarding the Digital Award, the performance conditions to be evaluated will be set against the success of the following four initiatives, to which others may be added that the board of directors deems appropriate due to the significance thereof, upon a proposal from the remuneration committee:

1.

In relation to Pago Nxt Consumer payment platform: implementation of Superdigital platform in seven countries, acquisition of over 1.5 million active customer base and accelerating growth through B2B (business to business) and B2B2C (business to business to customer) partnerships, acquiring more than 50% of the new customers through these channels, which are more cost-effective.

2.	In relation to Digital Consumer Bank: launching online API for checkout lending in the European Union and completion of controllable items for Openbank launch in USA.

3.

In relation to One Santander strategy: implementation in Europe of One Common Mobile Experience and, specifically, implementation of Europe ONE app for individual customers in at least three of the four countries by December 2021; and be among the three-top rated entities in terms of Mobile NetPromoter Score (Mobile NPS) in at least two of the four countries by December 2021.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

4.

In relation to cloud adoption: host 75% of migratable virtual machines on cloud technology (either public cloud or OHE) by December 2021. For these purposes, mainframes, physical servers and servers with non-x86 operating systems will be considered non-migratable.

At the beginning of 2022 and following a proposal of the remuneration committee, the board of directors will verify if the milestones on which the amount of the Digital Award is contingent have been met. Subsequently, if applicable, the Digital Award will be granted to each beneficiary (awarding a specific number of shares and granting a specific number of share options).

The public information regarding financial year 2021 to be made available to the shareholders on occasion of the 2022 ordinary general shareholders’ meeting will specify the level of achievement of the milestones on which the amount of the Digital Award depends.

The Digital Award will be implemented 50% in shares of Banco Santander and 50% in options on shares of Banco Santander, based on the fair value of the share options when they are granted.

For Identified Staff members subject to a five-year deferral period, the Digital Award (shares and share options) will vest in thirds on the third, fourth and fifth anniversary of the grant. For Identified Staff members subject to a three-year deferral period and staff with no deferral requirement, the award will vest in full on the third anniversary of the grant (unless that, for Identified Staff members, the applicable regulation requires otherwise). In both cases, the deferral is aimed at fostering long-term share value creation. Share options vested can be exercised until maturity, with all options lapsing after eight years from granting.

Any delivery of shares or share options (whether or not paid and including settlements thereof) will be subject generally to the Santander Group’s general malus and clawback provisions as described in the Santander Group’s remuneration policy and to the continuity of the beneficiary within the Santander Group. In this regard, the board may define specific rules for non-Identified Staff.

III.	Maximum number of shares to be delivered and applicable rules

The final number of shares directly delivered to each beneficiary shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (including withholdings and payments on account), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors, or the appropriate body in each case, approves the Digital Award for financial year 2021 (the “2022 Listing Price”).

Taking into account that the maximum amount of the Digital Award to be delivered in shares to the beneficiaries of this award amounts to 15 million euros (the “Maximum Amount of the Digital Award Distributable in Shares” or “MADADS”), the maximum number of Santander shares that may be delivered to such beneficiaries under this award (the “Limit of Digital Award in Shares” or “LDAS”) will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

Consistent with Group policy for Identified Staff members, Santander shares received by the beneficiaries may not be directly or indirectly hedged prior to the delivery thereof. Nor may Beneficiaries directly or indirectly transfer or hedge said shares for a period of one year as from delivery thereof. For these purposes, personnel who are not Identified Staff shall receive the same treatment as Identified Staff who are subject to a three-year deferral period.

IV.	Maximum number of share options to be delivered and applicable rules

Each share option will have one share as underlying asset and the strike price of each option will be equal to the 2022 Listing Price. Settlement of the options upon exercise will take place by settlement of the difference between the strike price for the option and the applicable Santander share market price at the time of exercise.

The maximum number of share options to be delivered (the “Limit of Digital Award in Share Options” or “LDASO”) will be determined based on the maximum number of shares that would be delivered to each beneficiary as a result of the exercise of the share options if payment was made by delivery of Santander shares, which must be calculated taking into account: (i) the fair value (“FV”) calculated in accordance with generally applicable accounting standards (IFRS - International Financial Reporting Standards) for share-based payments as of the date of the options grant, which will be a fraction of the 2022 Listing Price; and (ii) the 2022 Listing Price.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Taking into account that the maximum amount of the Digital Award to be delivered in share options to its beneficiaries amounts to 15 million euros (the “Maximum Amount of the Digital Award Distributable in Share Options” or “MADADSO”), the LDASO will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

Exercising options may only be allowed during specific timeframes within the year as determined in the relevant plan regulations.

V.	Other rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares and the conditions of the exercise of the share options to be delivered will be modified so as to maintain the percentage of the total share capital represented by those shares or otherwise correct the effect of such change.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares or share options linked to the award or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares or the share options with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

VI.	Authorisation

Without prejudice to the general provisions set forth in item Twelve or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve the basic content of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any public or private agency or entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares and shares options to be received by each of the beneficiaries of the award to which this resolution refers, observing the established maximum limits.

(v)

To postpone the date of payment of the Digital Award in one or more jurisdictions and in respect of all or some of the beneficiaries of the Digital Award in order to adjust to the remuneration deferral periods required by applicable legal provisions or arising from the requirements of the competent authority.

(vi)	To regulate any mechanisms necessary or appropriate to implement the exercise of the share option, including the procedure for determination of the applicable market price.

(vii)	Without altering the maximum amount of the Digital Award, to set the rules or criteria to specify which executives or employees are beneficiaries of the award and, when appropriate, to directly

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

designate them; to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions and shareholder distributions.

(viii)

To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares and share options linked to the award or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares or share options with the delivery of equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares or share options under the procedures that are established for the payment of taxes, or when so required for regulatory, tax, operational or contractual reasons. In addition, the board may adapt the Digital Award to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(ix)

To determine, develop and specify the conditions upon which the receipt by the beneficiaries of the corresponding shares and share options is subject, as well as to determine whether, according to the award to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares or share options is subject have been fulfilled, with the power to modulate the number of shares and share options to be delivered depending on the existing circumstances, in particular those extraordinary that are beyond the management of the beneficiaries of the award that might have had an impact, positively or negatively, in its fulfilment, all following a proposal of the remuneration committee.

(x)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

Furthermore and as regards matters that are or become part of its area of authority, the board of directors has the power to develop, amend, alter or adapt the terms and conditions of the eleventh cycle of the Digital Award and of the other remuneration plans of similar nature that remain in force.

The board of directors is also authorised to delegate (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the variable remuneration policy and the award with respect to their own executives and employees and, if applicable, to adjust them to regulations or to the requirements of competent authorities in the respective jurisdiction.

Eleven D

Application of the Santander Group’s buy-out regulations

To authorise, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the shares, the (immediate or deferred) delivery of shares of the Bank within the application of the Group’s buy-out regulations which have been approved by the board of directors of the Bank, following a proposal of the remuneration committee.

Such buy-out regulations are an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer from the Bank (or from other Santander Group’s companies), lose the right to receive certain variable remuneration from their previous company. Therefore, these rules, which take into account the regulations and recommendations that apply to the Bank, allow for the maintenance of certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee incurs due to joining the Group, given that the conditions of the buy-out take into account the conditions applicable to the remunerations the loss of which is compensated for.

The maximum number of shares that may be delivered under this resolution is a number such that, multiplying the number of shares delivered (or recognised) on each occasion by the average weighted daily volume of the averaged weighted listing prices of the Santander shares for the fifteen trading sessions prior to the date on which they are delivered (or recognised), does not exceed the amount of 40 million euros.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The authorisation granted hereby may be used to undertake commitments to deliver shares in relation to the engagements that occur during financial year 2021 and during financial year 2022, until the ordinary general meeting is held in 2022.

Eleven E

Plan for employees of Santander UK Group Holdings plc. and other companies of the Group in the United Kingdom by means of options on shares of the Bank linked to the contribution of periodic monetary amounts and to certain continuity requirements.

To approve, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the shares, the implementation of a voluntary savings plan (“sharesave scheme”) intended for the employees of Santander UK Group Holdings plc., of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom (in which the Group directly or indirectly holds at least 90% of the capital), including employees at United Kingdom branches of Banco Santander, S.A. or of companies within its Group (and in which the Group directly or indirectly holds at least 90% of the capital), which has been approved by the board of directors on the terms and conditions described below:

A plan in which between 5 and 500 pounds Sterling is deducted from the employee’s net pay every month, as chosen by the employee, who may, at the end of the chosen period (3 or 5 years), choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom), or exercising options on shares of Banco Santander, S.A. in an amount equal to the sum of such three amounts at a fixed price. In case of voluntary resignation, the employee will recover the amount contributed to that time, but will forfeit the right to exercise the options.

The exercise price in pounds Sterling will be the result of reducing by up to a maximum of 20% the average of the purchase and sale prices of Santander shares at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, such reduction will be applied to the average price weighted by average traded volumes on the Spanish Mercado Continuo for the 15 trading days prior to the reference date. This amount will be converted into pounds Sterling using, for each day of listing, the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference date will be set in the final approval of the plan by the British Tax Authority (“invitation date”) and will occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2021.

The employees must decide upon their participation in the plan within a period between 42 and 63 days following publication of the consolidated results of Banco Santander, S.A. for the first half of 2021.

The maximum monthly amount that each employee may assign to all voluntary savings plans subscribed by such employee (whether for the plan to which this resolution refers or for other past or future “sharesave schemes”) is 500 pounds Sterling.

The maximum number of shares of Banco Santander, S.A. to be delivered under this plan, approved for 2021, is 25,025,216, equal to 0.14% of the share capital as of the date of the call to meeting.

The plan is subject to the approval of the tax authorities of the United Kingdom. Each of the subgroups and companies covered by the plan will ultimately decide whether or not to implement this plan in connection with its employees.

Without prejudice to the generality of the provisions of resolution Twelve below, and without prejudice to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors is hereby authorised, as required, to the broadest extent permitted by law and with the express power of delegation to the executive committee, to carry out any acts that may be necessary or merely appropriate in order to implement the aforementioned plan, as well as to further develop and elaborate, to the extent required, on the rules set forth herein. All of the foregoing will also be deemed to be without prejudice to the acts that the decision-making bodies of Santander UK Group Holdings plc., of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom or having branches therein and referred to in the first paragraph above, have already performed or may hereafter perform in the exercise of their powers, within the framework defined by this resolution of the shareholders acting at the meeting, in order to implement the plan and to establish, develop and elaborate on the rules applicable thereto.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

ITEM TWELVE

Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

A) To authorise the board of directors to interpret, remedy, supplement, carry out and further develop the preceding resolutions, including the adjustment thereof to conform to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the executive committee or to any director with delegated powers all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this Resolution Twelve.

B) To authorise Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr José Antonio Álvarez Álvarez and Mr Jaime Pérez Renovales so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general shareholders’ meeting. In addition, the aforementioned persons are empowered, also on a several basis, to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.”

I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Board Remuneration Committee on the annual report on directors’ remuneration was submitted to the shareholders for an advisory vote at the General Meeting (Item Thirteen).

I LIKEWISE HEREBY CERTIFY that pursuant to the resolution of the Board of Directors to require the presence of a Notary, the aforementioned General Shareholders’ Meeting was attended by Mr Gonzalo Sauca Polanco, a member of the official association of Notaries of Madrid, who drew up the minutes thereof. Such notary’s certificate is considered to be the minutes of the General Meeting.

And to leave record, I sign this certification with the approval of Mr Jose Antonio Alvarez Alvarez, Vice Chairman, in Boadilla del Monte on 26 March 2021.

Reviewed

Vice Chairman

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 26, 2021	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer